SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PGT, INC.
(NAME OF SUBJECT COMPANY (ISSUER))

PGT, INC.
(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)

69336V-10-1
(CUSIP NUMBER OF CLASS OF SECURITIES – UNDERLYING COMMON STOCK

MARIO FERRUCCI III, ESQ.
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
PGT, INC.
1070 TECHNOLOGY DRIVE
NORTH VENICE, FLORIDA 34275
(941) 480-1600
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

ROBERT B. PINCUS, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE RODNEY SQUARE, 7TH FLOOR
WILMINGTON, DELAWARE 19801
(302) 651-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$94,869	$6.76

*
Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of PGT, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 409,143 shares of PGT, Inc. common stock and have an aggregate value of $94,869 as of March 5, 2010, calculated using the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #4 for Fiscal Year 2010, issued on December 17, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1.              Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated March 8, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.              Subject Company Information.

(a)      Name and Address.  The issuer is PGT, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 1070 Technology Drive, North Venice, Florida 34275, and the telephone number of its principal executive offices is (941) 480-1600.

(b)      Securities.  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $0.01 per share, with an exercise price of at least $3.09 per share, which is approximately 193% of the closing price of our common stock as quoted on the Nasdaq Global Market at the commencement of this offer, granted under the PGT, Inc. 2004 Stock Incentive Plan (the “2004 Plan”) and the PGT, Inc. 2006 Equity Incentive Plan (as amended to permit such an option exchange, and as may be further amended or supplemented, the “2006 Plan”) that are currently outstanding (“eligible options”) and held by eligible employees, for replacement options to purchase shares of common stock to be granted under the 2006 Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange and the related Election Concerning Exchange of Stock Options form (the “Election Form” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer Materials”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, and incorporated herein by reference. The offer and the transactions contemplated by the Offer Materials are referred to herein as the “Option Exchange.” Each option holder that elects to exchange eligible options pursuant to the Option Exchange must submit an Election

Form and will be granted replacement options to purchase an equal number of shares of common stock. As of March 5, 2010, there were outstanding eligible options to purchase an aggregate of 409,143 shares of the Company’s common stock that were issued under the 2004 Plan and the 2006 Plan and held by eligible employees, and there were additional outstanding options to purchase an aggregate of 1,795,337 shares of the Company’s common stock.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “This Offer – Section 1 (Eligibility; Number of Options; Completion Date),” “This Offer – Section 5 (Acceptance of Options for Exchange and Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c)      Trading Market and Price.  Eligible options are not listed for trading on the Nasdaq Global Market or on any stock exchange or market or on the OTC Bulletin Board. The information with respect to the shares of the Company’s common stock underlying the options is set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3.              Identity and Background of Filing Person.

(a)      Name and Address.  The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 4.              Terms of the Transaction.

(a)      Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Completion Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Rights to Change and Withdraw Elections),” “Section 5 (Acceptance of Options for Exchange and Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning PGT),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b)      Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 5.              Past Contacts, Transactions, Negotiations and Agreements.

(a)      Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference. Copies or the 2004 Plan and 2006 Plan pursuant to which the eligible options were granted are filed as Exhibits (d) (1) and (d)(3), respectively, and are incorporated by reference herein. Forms of the stock option agreements under the 2004 Plan and 2006 Plan are filed as Exhibits (d)(2), (d)(4), and (d)(5) and are incorporated herein by reference. A form of the replacement option agreement under the 2006 Plan is filed as Exhibit (d)(6) and incorporated herein by reference. A copy of the Amended and Restated Security Holders’ Agreement, dated as of June 27, 2006, by and among PGT, Inc., JLL Partners Fund IV, L.P., and the stockholders named therein is filed as Exhibit (d)(7) and incorporated herein by reference.

Item 6.              Purposes of the Transaction and Plans or Proposals.

(a)      Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b)      Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange and Grant of Replacement Options),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c)      Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7.              Source and Amount of Funds or Other Consideration.

(a)      Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b)     Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this offer.

(c)      Borrowed Funds. Not applicable.

Item 8.              Interest in Securities of the Subject Company.

(a)      Securities Ownership. The information set forth in the Offer to Exchange under “This Offer –Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

(b)      Securities Transactions.  The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 9.              Persons/Assets, Retained, Employed, Compensated or Used.

(a)      Solicitations or Recommendations. Not applicable.

Item 10.              Financial Statements.

(a)      Financial Information.  The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning PGT” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. The Company’s Annual Report for the fiscal year ended January 3, 2009, on Form 10-K and Quarterly Report for the fiscal quarter ended October 3, 2009, on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b)      Pro Forma Financial Information.  Not applicable.

Item 11.              Additional Information.

(a)      Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(b)      Other Material Information.  Not applicable.

Item 12.              Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.              Information Required by Schedule 13E-3.  Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2010	PGT, INC.

	By:	/s/ Mario Ferrucci III
	Name:	Mario Ferrucci III
	Title:	Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated March 8, 2010.
(a)(1)(ii)	Election Concerning Exchange of Stock Options.
(a)(1)(iii)	E-mail Communication to Eligible PGT Employees regarding Option Exchange.
(a)(1)(iv)	Confirmation E-mail/Letter to Employees who Elect to Participate in the Option Exchange.
(a)(1)(v)	Form of Reminder E-mail Communication to Eligible PGT Employees regarding Option Exchange.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	Not applicable.
(d)(1)
PGT, Inc. 2004 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 21, 2006, Registration No. 333-132365).

(d)(2)
Form of PGT, Inc. 2004 Stock Incentive Plan Stock Option Agreement (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 21, 2006, Registration No. 333-132365).

(d)(3)
Form of PGT, Inc. 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to Amendment No. 3 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 8, 2006, Registration No. 333-132365).

(d)(4)
Form of PGT, Inc. 2006 Equity Incentive Plan Non-qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.8 to Amendment No. 3 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 8, 2006, Registration No. 333-132365).

(d)(5)
Form of PGT, Inc. 2006 Equity Incentive Plan Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.26 to Amendment No. 3 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 8, 2006, Registration No. 333-132365).

(d)(6)	Form of PGT, Inc. 2006 Equity Incentive Plan Replacement Non-qualified Stock Option Agreement.
(d)(7)
Amended and Restated Security Holders’ Agreement, dated as of June 27, 2006, by and among PGT, Inc., JLL Partners Fund IV, L.P., and the stockholders named therein (incorporated herein by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2006, Registration No. 000-52059).

(g)	Not applicable.
(h)	Not applicable.